Exhibit 5.1














October 27, 1997

Securacom, Incorporated
50 Tice Boulevard
Woodcliff Lake, New Jersey  07675

Ladies and Gentlemen:

We have acted as counsel for Securacom, Incorporated, a Delaware corporation (the"Company"), in connection with the issuance and sale pursuant to the Company's registration statement on Form S-8 (the "Registration Statement") of up to an aggregate of 294,382 shares of its Common Stock, par value $0.01 per share (the "Shares") that may be issued from time to time pursuant to certain warrants to purchase Common Stock (the "Warrants"). Based upon our examination of such corporate records and other documents and such questions of law as we have deemed necessary and appropriate, we are of the opinion that the Shares have been duly authorized and, when sold as provided in the Warrants, will be validly issued, fully paid, and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,


Dyer Ellis & Joseph